UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2)

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Kristen Driscoll

Citibank, N.A.

388 Greenwich Street, 14th Floor

New York, New York 10013

212-816-5681

(Name, address and telephone number of agent for service)

Nissan Auto Receivables 2013-A Owner Trust

(Exact name of obligor as specified in its charter)

Delaware	38-7073620
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

c/o Wilmington Trust, National Association Rodney Square North 1100 N. Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Asset Backed Securities

Nissan Auto Receivables 2013-A Owner Trust

(Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York 33 Liberty Street New York, NY	New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1—Copy of Articles of Association of the Trustee, as now in effect.

(Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2—Copy of certificate of authority of the Trustee to commence business.

(Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3—Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4—Copy of existing By-Laws of the Trustee.

(Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5—Not applicable.

Exhibit 6—The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

Exhibit 7—Copy of the latest Report of Condition of Citibank, N.A. as of December 31, 2011 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

Exhibit 8—Not applicable.

Exhibit 9—Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 27th day of December, 2012.

CITIBANK, N.A.

By:	/s/ Kristen Driscoll
Kristen Driscoll
Vice President